January 28, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-14491

Dear Mr. Spirgel:

Thank you for your letter dated January 7, 2011 (the “Comment Letter”), setting forth further comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on our letter dated December 22, 2010 regarding the Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of TIM Participações S.A. (the “Company”, also referred to in this letter as “we”) filed with the SEC on June 30, 2010.

Our responses to the Staff’s further comments on the 2009 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 38. Additional disclosures required by US GAAP, page F-94
h. Income and social contribution taxes, page F-104

1.
We note your response to comment two from our letter dated December 3, 2010. It is still unclear to us why you believe that it was appropriate to limit your income projections to three years in determining the recoverability of your tax loss carryforwards. It appears to us that economic uncertainty may impact the amount of projected income but not the number of years to be projected. Please, explain in further detail why you believe you cannot provide forecasts beyond three years and tell us the number of years used in your analysis of the valuation allowance at previous balance sheet dates. In addition, tell us the number of years you forecast in your impairment analysis for goodwill, intangibles, and long-lived assets and the reason for any differences.

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

Response:

Our future income projections used in determining the recoverability of our subsidiary’s TIM Celular tax loss carryforwards were derived from our 2010-2012 Industrial Plan. Our Industrial Plan is based on our forecast for the next three fiscal years from December 31, 2009 with assumptions reflecting conditions we expect to exist and the course of actions we expect to take. Based on the three-year projections included in the Industrial Plan, we projected income for a period of ten years (i.e. to 2019). Years four through ten of such projections make certain assumptions. A significant assumption in our projections of future income for years four through ten assumes a minimal growth in the Company’s operations due to the inherent uncertainty of the Brazilian economy, as more fully described below. However, the projections do reflect the course of actions we expect to take should the assumptions prove accurate. We have a favorable history of forecasting income for the foreseeable future (i.e., three years); however, beyond that the uncertainties we outline below make it difficult to support a longer period at a more likely-than-not level. Accordingly, we believe the further in the future estimates go, the less likely they are to be supportable at a more-likely-than-not level as required by the standard. This evaluation of projections of future income has been consistently applied over the time (in the year 2009 and prior years).

In evaluating the positive and negative evidences, we considered:

•
TIM Celular has a history of tax losses, as shown in the table we included in our previous letter to you dated November 8, 2010, with TIM Celular taxable income (loss). This is primarily due to the exclusion (as required by Brazilian Tax Rules) in the calculation of taxable income of the equity pick-up results of TIM Nordeste (a subsidiary of TIM Celular, which was merged into TIM Celular in December 2009). This item is a permanent difference between accounting and tax income/(loss). The table below shows also the accounting income/(losses) that exclude the equity pick-up effect. Further this table demonstrates the inconsistent history in accounting income/(losses):

	2006	2007	2008	2009
Accounting income (loss) before taxes	(216,307)	210,411	197,925	675,859
Equity pick-up for TIM Nordeste	32,159	(84,270)	605,327	643,776
Accounting income (losses) excluding equity pick-up effect	(248,466)	294,681	(407,402)	32,083

•	at the end of 2009, Brazil was expecting a presidential election during 2010, generating uncertainties in relation to longer future projections and taxation;

•	at the end of 2009, the economy was still recovering from the worldwide financial crises, generating a strong level of uncertainties in longer term future projections.

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

We have considered the objective negative evidence of historic tax losses as well as the losses for book purposes after considering the income (loss) from the equity method investee. We also have considered the subjective negative evidence of the unreliability of longer term projections of future taxable income in Brazil (e.g. uncertainties related to the Brazilian economy). We also considered the inherent subjectivity of positive evidence from projections of future taxable income in the next three years. In evaluating the negative and positive evidences in assessing the need for a valuation allowance we believe that the negative evidence outweighs the positive evidence. As a result, we continue to believe that a valuation allowance is necessary as the deferred tax assets are not recoverable.

Given the above-mentioned increased uncertainty we believe exists beyond the third year of our Industrial Plan, we do not believe that the evidence provided by the projections beyond three years meet the more likely than not criteria. In our opinion, this approach is not inconsistent with the assumptions used in our impairment test. In fact, we assessed our intangible and long-lived-assets and concluded that there were no events or changes in circumstances that indicated the carrying amount of such assets would not be recoverable. The fixed assets related to the TDMA technology have been fully depreciated. Our current technology platform (3G) is relatively new (three years average). Intangibles are basically comprised by software licenses, which have an estimated useful life of five years and the 3G radio-frequencies (acquired in 2008), which represents an updated technology in our industry. We performed our annual goodwill impairment test for the Company’s single reporting unit and we concluded that the fair value exceeded the carrying value of the reporting unit. The goodwill amount under US GAAP as of December 31, 2009 is R$16,669 thousand (less than 0.1% of total assets). Based on such considerations, we believe it was not necessary to perform additional steps in the impairment analyses and consider the ten-years projections mentioned above in the evaluation of the impairment of other assets (e.g. goodwill).

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Claudio Zezza
__________________________
Claudio Zezza
Chief Financial Officer

cc:           Nicholas Kronfeld
Davis Polk & Wardwell

Claudio Camargo
Ernst & Young Auditores Independentes S/S

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000